ALPS Variable Insurance Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 1, 2010

Via EDGAR

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

ALPS Variable Insurance Trust (the “Registrant”)

1933 Act File No. 333-146716

1940 Act File No. 811-22133

Post-Effective Amendment No. 3 to 1933 Act Registration Statement

Dear Mr. Foor:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by the U.S. Securities and Exchange Commission (the “Staff”) on March 15, 2010 to Post-Effective Amendment No. 2 (“PEA 2”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 2.

STAFF COMMENTS:  PEA 2  — PROSPECTUS

1.                                       Staff Comment:  Please insert the following disclosure as part of the narrative following the “Fees and Expenses of the Portfolio” heading on page 3 of PEA 2:

The fee table does not reflect expenses incurred from investing through a separate account or qualified plan and does not reflect variable annuity or life insurance contract charges.  If it did, the overall fees and expenses would be higher than those shown.

Registrant’s Response:  The Registrant has inserted the above disclosure as the second sentence to the narrative following the “Fees and Expenses of the Portfolio” heading.

2.                                       Staff Comment: Please remove the first three footnotes denoted *, ** and *** from below the “Annual Fund Operating Expenses” table on page 3 of PEA 2.

Registrant’s Response:  The Registrant has removed the footnotes pursuant to the Staff’s request.

3.                                       Staff Comment: Please consider revising footnote (1) to the “Annual Fund Operating Expenses” table on page 3 of PEA 2 to use alternate language than “given a contractual agreement”.

Registrant’s Response:  The Registrant has revised the disclosure in the footnote under the “Annual Fund Operating Expenses” table on page 3 of PEA to read:

(1) ALPS Advisors, Inc. (the “Adviser”) and Red Rocks Capital LLC (the “Sub-Adviser”) have contractually agreed to limit the amount of the Portfolio’s total annual expenses, exclusive of distribution (12b-1) fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses, to 1.15 % of the Portfolio’s average daily net assets. This agreement is in effect through May 1, 2011 and is reevaluated on an annual basis. Without this agreement, expenses could be higher.  The Adviser and Sub-Adviser, upon approval of the Trust’s Board of Trustees, can terminate this agreement at any point during the period, and you will be notified if these waivers and/or reimbursements are discontinued after that date resulting in a material change in the Portfolio’s Net Annual Operating Expenses.

4.                                       Staff Comment: Please confirm that the expense cap of 1.15% with respect to the Portfolio is exclusive of 12b-1 fees.

Registrant’s Response:  The Registrant confirms that the expense cap of 1.15% with respect to the Portfolio as described in Footnote (1) to the “Annual Fund Operating Expenses” table on page 3 of PEA 2 is exclusive of distribution and service (12b-1) fees, as well as Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses.

5.                                       Staff Comment:  In the “Portfolio Turnover” section on page 4 of PEA 2, please remove the reference in the second sentence of the narrative that a higher portfolio turnover rate may result in higher taxes when Portfolio shares are held in a taxable account, as this disclosure is not relevant for this Portfolio.

Registrant’s Response:   The Registrant has revised the disclosure on page 5 in the “Portfolio Turnover” section to read:

The Portfolio pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Portfolio’s performance. During the most recent fiscal year, the Portfolio’s turnover rate was 51% of the average value of the Portfolio.

6.                                       Staff Comment:  In the “Principal Investment Strategies of the Portfolio” section on page 4 of PEA 2, please define “derivatives” to better explain what types of securities the Portfolio invests in.

Registrant’s Response:   The Registrant has revised the disclosure on page 4 of the “Principal Investment Strategies of the Portfolio” to read:

To achieve its objective, the Portfolio will invest at least 80% of its assets in (i)  securities of U.S. and non-U.S. companies, including those in emerging markets, listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as its stated intention to have a majority of its assets invested in or exposed to private companies (“Listed Private Equity Companies”) and (ii) derivatives, including options, futures, forwards, swap agreements and participation notes, that otherwise have the economic characteristics of Listed Private Equity Companies.  Although the Portfolio does not invest directly in private companies, it will be managed with a similar approach: identifying and investing in long-term, high-quality Listed Private Equity Companies.

7.                                       Staff Comment:  In the “Principal Risks of the Portfolio” section on page 5 of PEA 2, please confirm whether “Risks Associated with the Portfolio’s Limited Operating History” is a principal investment risk of the Portfolio, and if so confirmed, please enhance the current disclosure to explain how this risk relates to the investment strategy of the Portfolio as detailed in the “Principal Investment Strategies of the Portfolio” section.  If the Registrant deems “Risks Associated with the Portfolio’s Limited Operating History” to not be a principal investment risk of the Portfolio, please remove from this section.

Registrant’s Response:  The Registrant deems the “Risks Associated with the Portfolio’s Limited Operating History” to be a principal risk more closely aligned with the size of the Portfolio, rather than with the Portfolio’s investment strategy. Thus, the Registrant does not deem the “Risks Associated with the Portfolio’s Limited Operating

History” to be a principal investment risk of the Portfolio and such disclosure has been removed from this section.

8.                                       Staff Comment:  In the “Principal Risks of the Portfolio” section on page 5 of PEA 2, please confirm whether “Emerging Markets Risk” is a principal investment risk of the Portfolio, and if so confirmed, please add a corresponding investment strategy under the Portfolio’s “Principal Investment Strategies of the Portfolio” section. If the Registrant deems “Emerging Markets Risk” to not be a principal investment risk of the Portfolio, please remove from this section.

Registrant’s Response:  The Registrant has confirmed with the Sub-Adviser that investing in foreign markets includes investing in emerging markets, and deems “Emerging Markets Risk” to be a principal investment risk of the Portfolio.  The Registrant has revised the principal investment strategy disclosure to read:

To achieve its objective, the Portfolio will invest at least 80% of its assets in (i)  securities of U.S. and non-U.S. companies, including those in emerging markets, listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as its stated intention to have a majority of its assets invested in or exposed to private companies (“Listed Private Equity Companies”) and (ii) derivatives, including options, futures, forwards, swap agreements and participation notes, that otherwise have the economic characteristics of Listed Private Equity Companies.  Although the Portfolio does not invest directly in private companies, it will be managed with a similar approach: identifying and investing in long-term, high-quality Listed Private Equity Companies.

9.                                       Staff Comment:  In the “Principal Risks of the Portfolio” section on page 5 of PEA 2, please clarify the difference between Private Equity Risk and Industry Risk or consider combining these risks.

Registrant’s Response:  The Registrant has revised the disclosure on page 5 of PEA 2 as follows:

Industry Risk — The Portfolio’s investments could be concentrated within one industry or group of industries. Any factors detrimental to the performance of such industries will disproportionately impact the Portfolio. Investments focused in a particular industry are subject to greater risk and are more greatly impacted by market volatility than less concentrated investments.

10.                                 Staff Comment:  In the “Portfolio Performance” section on page 5 of PEA 2, please provide detailed instructions on where to find updated performance information on the Portfolio’s website.

Registrant’s Response: The Registrant has revised the disclosure as follows:

Updated performance information is available from the Retirement Products heading on the Portfolio’s website at www.alpsfunds.com or by calling 866.514.3949.

11.                                 Staff Comment:  In the “Portfolio Performance” section on page 6 of PEA 2, please remove footnote (1) and insert the inception date of the Portfolio as a parenthetical to the “Since Inception” column in the Average Annual Total Returns table.

Registrant’s Response:  The Registrant has removed footnote (1) and revised the Average Annual Total Returns table pursuant to the Staff’s request.

12.                                 Staff Comment:  In the “Portfolio Performance” section on page 6 of PEA 2, pursuant to Instruction 2(b) of Item 4(b)(2) of Form N-1A, please remove footnote (2) and disclose the Portfolio’s primary and secondary benchmarks in the narrative explanation on page 6 accompanying the bar chart and table consistent with Instruction 2(b).

Registrant’s Response:  The Registrant has removed footnote (2) pursuant to Instruction 2(b) of Item 4(b)(2) of Form N-1A and revised the disclosure as follows:

The bar charts and tables on the following pages provide an indication of the risk of investing in the Portfolio by showing changes in the Portfolio’s Class I performance from year to year and by showing how the Portfolio’s average annual returns for one year and since inception compared with those of a widely recognized, unmanaged index of securities, as appropriate. The S&P Listed Private Equity Index is the Portfolio’s primary benchmark and is comprised of 30 leading listed private equity companies that meet size, liquidity, exposure and activity requirements. The index is designed to provide tradable exposure to the leading publicly listed companies in the private equity space.  The Morgan Stanley Capital International (“MSCI”) World Index, the Portfolio’s secondary benchmark, is a market capitalization weighted index composed of companies representative of the market structure of 22 developed market countries in North America, Europe and the Asia/Pacific Region.  The index figures do not reflect any deduction for fees, expenses or taxes. It is not possible to invest directly in an index. Class II shares would have similar annual returns because all Classes of shares are invested in the same portfolio of securities, although annual returns will differ to the extent the Classes do not have the same expenses. Currently, the annual expense ratio of the Class I shares is lower than the estimated expense ratio of the Class II shares. Accordingly, performance would have been lower if Class II expenses were reflected. The bar charts and performance tables assume reinvestment of dividends and distributions. The Portfolio’s past performance does not necessarily indicate how it will perform in the future. Best Quarter and Worst Quarter figures apply only to the period covered by the chart. Updated performance information is available from the Retirement Products heading on the Portfolio’s website at www.alpsfunds.com or by calling 866.514.3949.

Best Quarter — June 30, 2009            46.69%

Worst Quarter — March 31, 2009     -23.67%

Average Annual Total Returns For the period ended December 31, 2009	1 Year	Since Inception (4.30.2008)
AVS Listed Private Equity Portfolio — Class I	40.32%	-31.79%
AVS Listed Private Equity Portfolio — Class II	39.93%	-32.01%
S&P Listed Private Equity Index	61.63%	-25.18%
MSCI World Index	29.99%	-12.20%

13.                                 Staff Comment:  In the “Tax Information” section on page 6 of PEA 2, please revise the narrative to better reflect that the Portfolio is sold through variable insurance contracts and other tax-deferred arrangements.

Registrant’s Response:  The Registrant has revised the disclosure in the “Tax Information” section on page 6 to read:

As the Portfolio is only offered for investment through a tax-deferred arrangement, such as a variable insurance contract, the Portfolio’s distributions are not taxable. Such tax-deferred arrangements may be taxed later upon withdrawals of monies from those arrangements.

14.                                 Staff Comment:  In the “Financial Intermediary Compensation” section on page 6 of PEA 2, please revise the narrative to better reflect that the Portfolio experiences a different form of conflict of interest, as payments generally go to an insurance company and not a sales person.

Registrant’s Response:  The Registrant has revised the narrative in the “Financial Intermediary Compensation” section on page 6 to read:

This Portfolio is only offered as an underlying investment option for variable insurance contracts. The Portfolio and its related companies may make payments to sponsoring insurance companies or its affiliates for distribution and/or other services.  These payments may create a conflict of interest by influencing insurance companies to include the Portfolio as an underlying investment option in a variable insurance contract.  The prospectus or other offering documents for variable insurance contracts may also contain additional information about these payments.

15.                                 Staff Comment:  With respect to the “Shareholder Information - Administrative Services Plan” section on page 19 of PEA 2, confirm that these fees are reflected in the “Annual Fund Operating Expenses” table on page 3 of PEA 2.

Registrant’s Response:  The Registrant confirms that the administrative services fees are included in the calculation of “Other Expenses” in the “Annual Fund Operating Expenses” table.

* * *

The Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 917-0611.

Very truly yours,

/s/ Jennifer A. Craig
Jennifer A. Craig
Secretary, ALPS Variable Insurance Trust

cc:                                 JoEllen L. Legg, Esq., ALPS Fund Services, Inc.

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP